April 7, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toa Optical Tech, Inc.

Response to Staff Letter

March 24, 2015

Form S-1/A

Filed January 20, 2015

File No. 333-200322

To the men and women of the SEC:

On behalf of Toa Optical Tech, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 24, 2015 addressed to Mr. Shioya, the Company’s President, and CEO, with respect to the Company’s filing of its S-1/A on March 3, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We note your response to prior comment 1, and reissue such comment. Notwithstanding your response, it is the staff’s view that Mr. Abe may be deemed to be an underwriter selling on behalf of the issuer for the reasons described in prior comment 1. Please revise the registration statement to name Mr. Abe as an underwriter and disclose that he will resell his shares at a fixed price for the duration of the offering or further explain your position that Mr. Abe should not be deemed to be an underwriter.

COMPANY RESPONSE

The following has been added on page 3, 5 and 21: Mr. Abe, our controlling shareholder is also deemed to be an underwriter in this offering and will resell his shares at a fixed price for the duration of the offering.

Prospectus Summary, page 4

2. We note your response to prior comment 5. Based on your response, it appears that there is no legally binding agreement between the registrant and the selling shareholders with respect to the Company’s “mandate” that the selling shareholders will not be allowed to sell more than 25% of their shares in a one month period of time for duration of ten months. We also note your disclosure that a shareholder may be subject to litigation or penalty if he does not abide. Please revise to clarify how this restriction constitutes a “mandate,” and how it would be legally binding on a shareholder. Please include clarification regarding how a shareholder may be subject to litigation or penalty. If a selling shareholder is not legally bound by such company restriction, please revise to disclose such information.

COMPANY RESPONSE

We have removed the statement on page 5, 20, and 21 regarding the mandate regarding the selling shareholders as the Company has no grounds or legally binding agreements with the shareholders pertaining to this purported mandate. Because we have removed this statement it stands that current shareholders other than Mr. Abe are not restricted in quantity to the shares they sell in any particular amount of time.

We believe that our previous response to comment letter number one, question one however, still remains sufficient in its analysis that the sale of shares by the selling stockholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) that the resale offering herein is in fact a qualified secondary offering.

Process of Ordering, Delivery and Payment, page 17

3. We note your response to prior comment 7, and your new statement on page 16 that you have no agreements regarding the described transactions, and that the terms and conditions described below are based on current assumptions and expectations. Please add a similar statement on page 17 with respect to the charts “Breakdown of Potential Revenue” and “Target of Revenues and Profit.

COMPANY RESPONSE

We have added a similar statement on page 17 that reads: “Currently, we have no agreement(s) regarding the terms and conditions for the below transactions that we foresee taking place in the future. The terms and conditions described below are based on current assumptions and expectations.”

Financial Statements

4. Please update your financial statements, and related financial information throughout your filing, to include the information for your most recent quarter. Refer to Rule 8-08 of Regulation S-X.

COMPANY RESPONSE

Summary of Financial Information and Management’s Discussion and Analysis has been amended on page 7. The financial statements were also updated.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 7, 2015

/s/ Mr. Shioya

President & CEO